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                                                                     Exhibit 4.4

                           THE ALTHEXIS COMPANY, INC.

                                 FIRST AMENDMENT
                                     TO THE
                             1999 STOCK OPTION PLAN
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         This FIRST AMENDMENT (this "Amendment") to the 1999 Stock Option Plan
(the "Plan") of The Althexis Company, Inc., a Delaware corporation (the "Company"), is being adopted by resolution of the Board of Directors by written consent in lieu of a meeting as of May 14, 2001 (the "Effective Date"). Effective from and after the Effective Date, the Plan is hereby amended as follows:

         1. Section 5 of the Plan hereby is amended by deleting such Section in its entirety and replacing it with the following:

         "5. Administration. The Plan shall be administered by the Committee,
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         provided, however, that the Committee may delegate to an executive officer or officers the authority to grant Options hereunder to employees who are not officers, and to consultants, in accordance with such guidelines as the Committee shall set forth at any time or from time to time. Subject to the provisions of the Plan, the Committee or its designee shall have complete authority, in its discretion, to make or to select the manner of making the following determinations with respect to each Option to be granted by the Company: (a) the employee or consultant to receive the Option; (b) whether the Option (if granted to an employee) will be an Incentive Option or Non-statutory Option;
         (c) the time of granting the Option; (d) the number of shares subject to the Option; (e) the Option Price; (f) the Option period; (g) the Option exercise date or dates; and (h) the effect of termination of employment, consulting or association with the Company on the subsequent exercisability of the Option. In making such determinations, the Committee may take into account the nature of the services rendered by the respective employees and consultants, their present and potential contributions to the success of the Company and its subsidiaries, and such other factors as the Committee in its discretion shall deem relevant. Subject to the provisions of the Plan, the Committee shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, to determine the terms and provisions of the respective Option Agreements (which need not be identical), and to make all other determinations necessary or advisable for the administration of the Plan. The Committee's determinations on the matters referred to in this Section 5 shall be conclusive."

         Except to the extent amended hereby, all of the terms, provisions and conditions set forth in the Plan are hereby ratified and confirmed and shall remain in full force and effect. The Plan and this Amendment shall be read and construed together as a single instrument.